UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Repligen Corporation

(Name of Issuer)

Common Stock, $.01 par value per share

(Title of Class of Securities)

759916109

(CUSIP Number)

August 1, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☒  Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall not be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 759916109	Page 2 of 5 Pages

1.			NAMES OF REPORTING PERSON. Roy T. Eddleman

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐

3.			SEC USE ONLY
4.			CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	5.	SOLE VOTING POWER	4,782,344(1)

	6.	SHARED VOTING POWER	-0-

	7.	SOLE DISPOSITIVE POWER	4,782,344(1)

	8.	SHARED DISPOSITIVE POWER	-0-

9.			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON. 4,782,344(1)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		☐

11.			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.0%
12.			TYPE OF REPORTING PERSON IN

(1) Includes 357,518 shares held for the benefit of the reporting person in a 15-month escrow account established in connection with the Issuer’s acquisition of Spectrum, Inc. on August 1, 2017.

CUSIP NO. 759916109	Page 3 of 5 Pages

Item 1(a). Name of issuer: Repligen Corporation.

Item 1(b). Address of issuer’s principal executive offices: 41 Seyon Street, Waltham, Massachusetts 02453

Item 2(a). Name of person filing: Roy T. Eddleman

Item 2(b). Address of principal business office, or, if none, residence: c/o TroyGould PC, 1801 Century Park East, 16th Floor, Los Angeles, California 90067, Attention: Istvan Benko.

Item 2(c). Citizenship: United States.

Item 2(d). Title of class of securities: Common stock, $.01 par value per share, of the Issuer.

Item 2(e). CUSIP No.: 759916109

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b), check whether the person filing is a:

Not Applicable.

Item 4.	Ownership.

Of the shares of common stock owned beneficially by the reporting person, 4,424,826 shares are held of record by the Roy T. Eddleman Living Trust UAD 8-7-2000, of which the reporting person is the sole trustee and, as such, has investment and voting control over such shares.

The percentage ownership information set forth in this Schedule 13G is calculated based upon 43,510,118 shares of common stock of the Issuer issued and outstanding as of August 3, 2017, consisting of 37,356,123 shares outstanding as of July 28, 2017 and 6,153,995 shares issued on August 1, 2017 pursuant to the Agreement and Plan of Merger and Reorganization dated as of June 22, 2017 by which the Issuer acquired Spectrum, Inc., all as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 3, 2017.

(a)           See Item 9 of the cover page.

(b)           See Item 9 of the cover page.

(c)           Number of shares as to which the reporting person has:

(i)           Sole power to vote or direct the vote: See Item 5 of the cover page.

(ii)          Shared power to vote or direct the vote: See Item 6 of the cover page.

(iii)         Sole power to dispose or direct the disposition: See Item 7 of the cover page.

(iv)         Shared power to dispose or direct the disposition: See Item 8 of the cover page.

Item 5.	Ownership of Five Percent or Less of a Class. If this Schedule is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. Not Applicable.

CUSIP NO. 759916109	Page 4 of 5 Pages

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person. Not Applicable.

Item 8.	Identification and Classification of Members of the Group. Not Applicable.

Item 9.	Notice of Dissolution of Group. Not Applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP NO. 759916109	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 18, 2017

/S/Roy T. Eddleman
Roy T. Eddleman